GillUNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                               I.C.H. Corporation

                                (Name of Issuer)

                          Common Stock $0.01 par value
                         (Title of Class of Securities)

                                    44926L300
                                 (CUSIP Number)

                               Michael W. Gibbons
                      1290 North Hancock Street, Suite 203B
                               Anaheim California
                                  714-701-1470
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 29, 2002
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.          44926L300



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Michael W. Gibbons               _______________

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [X]

                                                                  (b)   [ ]
3         SEC USE ONLY

4         SOURCE OF FUNDS
          PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

           NUMBER OF           7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                     262,300 **
           OWNED BY
             EACH              8        SHARED VOTING POWER
           REPORTING                           00
            PERSON
             WITH              9        SOLE DISPOSITIVE POWER
                                          262,300 **

                              10       SHARED DISPOSITIVE POWER
                                               00

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    262,300 **

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.41%

14   TYPE OF REPORTING PERSON

     IN

                      SEE INSTRUCTIONS BEFORE FILLING OUT!



** Inclusive of the 77,500 Shares owned through Fairmont Capital, Inc.

SCHEDULE 13D


CUSIP NO.          44926L300



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Fairmont Capital, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   [X]

                                                                  (b)   [ ]
3         SEC USE ONLY

4         SOURCE OF FUNDS
          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          California

           NUMBER OF           7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                       77,500
           OWNED BY
             EACH              8        SHARED VOTING POWER
           REPORTING                           00
            PERSON
             WITH              9        SOLE DISPOSITIVE POWER
                                            77,500

                              10       SHARED DISPOSITIVE POWER
                                               00

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    77,500

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.78%

14   TYPE OF REPORTING PERSON


     CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment #4 is filed by (1) Michael W. Gibbons ("Gibbons"), and
(2) Fairmont Capital, Inc. ("Fairmont"). Gibbons and Fairmont are hereinafter referred to as the "Reporting Persons." Reporting Persons refer to and incorporate by reference the information in their Schedule 13D as amended through Amendment No. 3 to such schedule (the "Schedule 13D"). This Amendment #4 reports only information which has changed since the filing of the Schedule 13D, and defined terms in the Schedule 13D are not redefined herein.


Item 4.      Purpose of the Transaction.

The Reporting Parties further update and supplement Item 4 of the Schedule 13D as follows:

On November 26, 2001, Reporting Parties submitted their first full cash offer on the Company (Exhibit 99.1 to Amendment #1). Shortly after submitting this offer, Reporting Parties were advised by the Company's officers that ICH was under considerable financial distress and that it was likely that the Company's shares had little or no value. Despite this disclosure, Reporting Parties decided to proceed with our due diligence of the Company and its subsidiary, Sybra, Inc. ("Sybra") to determine if Reporting Parties agreed with that assessment.

In light of several factors, including (a) the $2.8 million of severance obligations to the Company's Co-Chairmen, Messrs. Bicks & Drechsler, (b) the obligations of ICH arising out of the Lyons' transaction, (c) that neither ICH nor Sybra was cash flow positive, nor were they likely to be cash flow positive in the near future, and (d) no strategic plan for turning around the fortunes of the Company, Reporting Parties concluded that management's dire assessment was materially correct.

On December 19, 2001, Reporting Parties formally withdrew their first offer (Exhibit 99.5 to Amendment #3). As part of the withdrawal, Reporting Parties advised the Board that Reporting Parties were still interested in continuing negotiations. Reporting Parties also advised the Company that Reporting Parties would be interested in an investment in Sybra to assist in its financial turnaround. Management subsequently advised Reporting Parties that all due diligence by Fairmont was terminated and that no further negotiations would be pursued.

Management has advised Reporting Parties that no offer for either ICH or Sybra would be considered by the Company's Board unless the $2.8 million of severance obligations to Messrs. Bicks & Drechsler triggered by a change in control were pre-funded.

On January 29, 2002, Reporting Parties made an all cash offer to acquire all the outstanding equity of ICH for ten cents ($0.10) per share, plus provide additional funds to Sybra to fund various operating needs and liabilities, including the approximately $2.8 million for severance obligation to John Bicks and Robert Drechsler (Exhibit 99.6). This offer expires on February 7, 2002.



Item 7.      Materials to be Filed as Exhibits:

          Exhibits   Document
          -------    --------


           99.6. Offer Letter Concerning I.C.H. Corporation dated January 29, 2002 from Fairmont Capital, Inc. to the Board of Directors of I.C.H. Corporation.


After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.


Dated:       January 29, 2002


                                       By:   /s/ Michael W. Gibbons
                                            ------------------------------------
                                              Michael W. Gibbons



                                                     FAIRMONT CAPITAL, INC.



                                       By:   /s/ Michael W. Gibbons
                                            ------------------------------------
                                              Michael W. Gibbons, President

EXHIBIT 99.6


                             Fairmont Capital, Inc.

                      1290 North Hancock Street, Suite 203B
                         Anaheim, California 92807-1925
                            Telephone: (714) 701-1470
                            Facsimile: (714) 701-1474




                                January 29, 2002


Via Fax (858) 535-1634, Via Fax (212) 317-0991 and Federal Express


Board of Directors
I.C.H. Corporation
9255 Towne Centre Drive
Suite 600
San Diego, CA 92121

         RE: Revised Offer Letter Concerning I.C.H. Corporation

Dear Board of Directors:

Background


         As you aware, we, Fairmont Capital, Inc. ("Fairmont"), expressed an interest some time ago in acquiring all the outstanding equity of I.C.H. Corporation (the "Company" or "ICH"). On November 26, 2001, we submitted our first full cash offer on the Company. Shortly after submitting this offer, we were advised by the Company's officers that ICH was under considerable financial distress and that it was likely that the Company's shares had little or no value. Despite this disclosure, we decided to proceed with our due diligence of the Company and its subsidiary, Sybra, Inc. ("Sybra") to determine if we agreed with that assessment.

         In light of several factors, including (a) the $2.8 million of severance obligations to the Company's Co-Chairmen, Messrs. Bicks & Drechsler,
(b) the obligations of ICH arising out of the Lyons' transaction, (c) that neither ICH nor Sybra was cash flow positive, nor were they likely to be cash flow positive in the near future, and (d) no strategic plan for turning around the fortunes of the Company, we concluded that management's dire assessment was materially correct.

         On December 19, 2001, we formally withdrew our first offer. As part of the withdrawal, we advised the Board that we were still interested in continuing negotiations. We also advised the Company that we would be interested in an investment in Sybra to assist in its financial turnaround. Management subsequently advised us that all due diligence by Fairmont was terminated and that no further negotiations would be pursued.

         Prior to our first offer, in the Company's Form 10Q filed on November 14, 2001 (for the quarter ending September 30, 2001), the Company disclosed that it was in discussions with potential investors towards making an investment of equity capital at the Sybra level which would likely have the effect of significantly diluting, if not eliminating, the value of the Company's equity interest in Sybra - the Company's only material asset. Thus, by the Company's own disclosure, the proposed "Sybra Transaction" would result in the shares of ICH being rendered actually or virtually worthless.

Ltr. To Board of Directors
I.C.H. Corporation
January 29, 2002
Page 2




         Believing that the Company's management primarily wanted a transaction to occur at the "Sybra" level, we submitted on January 4, 2002, an all cash offer to acquire new securities at Sybra, which would have resulted in ICH's shareholders retaining a 5% interest in Sybra. Without any negotiations, on January 22, 2002, attorneys for ICH advised us that the Sybra offer was "rejected" and that the Board did "not believe that [our] proposal should be pursued further."

         Management has advised us on multiple occasions us that no offer for either ICH or Sybra would be considered by the Board unless the $2.8 million of severance obligations to Messrs. Bicks & Drechsler triggered by a change in control were pre-funded.

         Acknowledging (a) the funding of these severance obligations as a precondition, and (b) the financial distress/negative cash flow at both ICH and Sybra, we hereby make the following revised offer for acquiring all the outstanding equity of ICH.



Acquisition Offer


          An entity to be formed by Fairmont will acquire, preferably by merger, for cash all of the equity of the Company at an acquisition price of ten cents ($0.10) per share. Additional working capital will also be provided to Sybra to fund various operating needs and liabilities, including the approximately $2.8 million for severance obligation to John Bicks and Robert Drechsler.



No Contingencies


         Fairmont and its affiliates already own over 9% of the shares of the Company, as reflected in our 13D filings.

         We will commit all of the cash required to close this proposed transaction. This proposal is not subject to any outside financing requirements. This proposal is not subject to any pre-arranged discounts or other financial accommodations by either of the companies' lenders or creditors. This proposal is not subject to any additional due diligence. However, we will need to again have access to the Company's information and management.

         Fairmont would only have the right to terminate the transaction in the event that a material adverse change in the business occurs or a material adverse aspect of the business was not disclosed.

         In order to accomplish this transaction, this proposal will require:

     - Either (a) the removal of all anti-takeover provisions at the Company, which could impede our proposed transaction, including but not limited to the Preferred Stock Purchase Rights, or (b) approval of the transaction by the Board in a manner that would not trigger any of the Company's anti-takeover provisions; and

     -    No bankruptcy or other chapter filing by the Company.

         A definitive merger agreement will need to be prepared. We and our advisors are prepared to work expeditiously to make this transaction a reality, and believe that we could be in a position within weeks to execute a definitive agreement with the Company.

Ltr. To Board of Directors
I.C.H. Corporation
January 29, 2002
Page 3




Timing


         If there are any aspects of this proposal that are unclear, we are prepared to discuss them with you. However, please note that Fairmont intends to keep all of its options open. Given the Company's past reluctance or unwillingness to negotiate, if we do not hear from you, this offer will expire at 5 PM on February 7, 2002.

         Investing in undermanaged businesses, including turnarounds, is our business. Although you have stated to us that the shares of I.C.H. have no value, we, nevertheless, are willing to invest in the Company for the opportunity to try to restructure and turn around the business. We have evaluated the situation and have concluded that it is a high-risk undertaking, but believe that we can accomplish it. We have successfully turned around other companies before. We hope that you will work with us to make this proposal a reality.

         Although we have sent this letter to you first, in light of the significance of this proposal, this letter will be attached to our next 13D filing.

         If you have any questions regarding this proposal, please do not hesitate to call us at (714) 701-1470.





                                                     Sincerely,

                                                 /s/ Michael W. Gibbons

                                                     Michael W. Gibbons
                                                     President





cc:      Mr. Timothy R. Greenleaf, Managing Director
                  Fairmont Capital, Inc.
         Mr. Mark J. Gill, Principal
                  Fairmont Capital, Inc.
         John A. Bicks, Esq., Director
         Robert H. Drechsler, Esq., Director
         Mr. Ronald W. Cegnar, Director
         Mr. Bruce Kallins, Director
         Mr. Carl D. Robinson, Director
         Mr. Raymond L. Steele, Director
         Blake Hornick, Esq.
                  Pryor, Cashman, Sherman & Flynn
         Paul Blencowe, Esq.,
                  Fulbright & Jaworski, LLP
         Peter Unger, Esq.,
                  Fulbright & Jaworski, LLP
         Lew Black, Esq.,
                  Morris, Nichols, Arsht & Tunnell
         Jeff Wolters, Esq.,
                  Morris, Nichols, Arsht & Tunnell